Oxford Glycosciences PLC
05 December 2002


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

Oxford GlycoSciences Plc


2) Name of shareholder having a major interest

Fidelity International Limited


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Fidelity Investment Services Ltd
Chase Nominees Ltd                                                   218,180
Chase Manhattan Bank London                                        5,682,742
Fidelity International Limited
Chase Manhattan Bank London                                          330,000
Bank of New York - London                                             57,900
HSBC Client Holdings Nominee (UK) Ltd                                 86,600


5) Number of shares/amount of stock acquired

N/A


6) Percentage of issued class

N/A


7) Number of shares/amount of stock disposed

443,665


8) Percentage of issued class

0.8%


9) Class of security

Ordinary 5p shares


10) Date of transaction

Unknown


11) Date company informed

4 December 2002


12) Total holding following this notification

6,375,422


13) Total percentage holding of issued class following this notification

11.45%


14) Any additional information

N/A


15) Name of contact and telephone number for queries

Pam Rixon 01235 208022


16) Name of authorised company official responsible for making this notification

John Ilett - Company Secretary


Date of notification 5 December 2002